SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

November 6, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Sharon M. Blume
Reviewing Accountant

Re:       Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-9341

Dear Ms. Blume:

Security National Financial Corporation (the “Company”) is in receipt of the letter dated October 16, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008. Although responses to the comments in the letter are required to be made within ten business days from the date of the letter, Chris Harley, Staff Accountant, acquiesced to extending the time for the Company to file responses thereto until November 6, 2008. The Company’s responses to the comments are set forth below.  For ease of reference, the Company has set forth the comments and its responses as follows:

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements
Consolidated Balance Sheets, page 43

1.
We have reviewed your response to prior comment two from our letter dated September 25, 2008.  Please tell us whether you make the determination to sell mortgage loans at origination (and classify them as held-for-sale) or at a later date.  If at a later date, tell us how you classify the loans at origination and your basis for that classification.  Refer to paragraph 8a of SOP 01-6.

Response:

The determination to sell long-term residential mortgage loans is made by the Company at the date a purchase commitment is received from a third-party investor, which is prior to the date of origination, because the Company only originates long-term residential mortgage loans after it receives purchase commitments from investors. Thus, the determination to sell such loans is actually made prior to origination and not at a later date. The requirement of paragraph 8a of SOP 01-6 to carry mortgage loans held for investment at their adjusted principal balance is not applicable to the long-term residential mortgage loans originated by the Company as such loans are only originated to be sold. Upon originating the loans, the loans are in effect momentarily classified as held-for-sale and are immediately sold to the warehouse bank, which then sells the loans to investors. Accordingly, the fair value of the residential mortgage loans is originally recorded by the Company as “Mortgage Loans Sold to Investors.”

November 6, 2008

___________________________

Commercial mortgage loans and residential construction loans are originated with the intent to hold them as investments. The investment period of these loans is generally for a period of less than one year. The determination to hold these loans as investments is made at the time of origination and the loans are classified at that time as “Mortgage Loans on Real Estate and Construction Loans, Net of Allowances for Losses.” The loans are carried at their adjusted principal balance in accordance with paragraph 8a of SOP 01-6.

Notes to Consolidated Financial Statements

Note 1- Significant Accounting Policies
Mortgage Operations, page 53

2.
We have reviewed your response to prior comment seven from our letter dated September 25, 2008.  You state that for mortgages originated and held for investment, mortgage fee income and related expenses are recognized when the loan is originated.  Please tell us how your policy complies with the applicable guidance in paragraphs 5-7 of SFAS 91.

Response:

Our earlier response was incomplete as it suggested that all mortgage loans are originated with the intent to hold them as investments. However, for purposes of clarity, it should be noted that only commercial mortgage loans and residential construction loans are originated with the intent to hold such loans as investments, as further described in our response to comment 1 above. Long-term residential mortgage loans are only originated to be sold to investors under purchase commitments. Management intends to include the following disclosures in future filings:

For long-term residential mortgages originated and sold to third-party investors, mortgage fee income and related expenses are recognized when such loans are sold.

Commercial mortgage loans and residential construction loans that are originated and held for investment are carried at their principal balances adjusted for chargeoffs, the related allowance for loan losses, and net deferred fees or costs on originated loans. The Company defers related material loan origination fees, net of related direct loan origination costs, and amortizes the net fees over the term of the loans. As of December 31, 2007, the net deferred origination fees were $156,000. The Company determined that these net fees were not material enough to defer.

Accordingly, the Company believes it complies with the applicable guidance of paragraphs 5-7 of SFAS 91.

Note 3—Investments, page 64

3.
We have reviewed your response to prior comment eight from our letter dated September 25, 2008.  Please revise your proposed disclosures to provide additional information concerning the primary categories of fixed maturity and equity securities in unrealized loss positions at December 31, 2006 and 2007.  For example:

November 6, 2008

___________________________

•
Discuss in detail, the information you considered in reaching the conclusion that the impairments within the “corporate securities and other public utilities” and “mortgage backed securities” categories within fixed investment securities are not other than temporary.

Response:

On a quarterly basis, the Company reviews its fixed investment securities related to corporate securities and other public utilities, consisting of bonds and preferred stocks that are in a loss position. The review involves an analysis of the securities in relation to historical values, price earnings ratios and projected earnings and revenue growth rates. Based on the analysis, a determination is made whether a security will likely recover from the loss position within a reasonable period of time. If it is unlikely that the investment will recover from the loss position, the loss is considered to be other than temporary, the security is written down to the impaired value and an impairment loss is recognized.

Mortgage backed securities are included in investments in fixed maturity securities, typically held to maturity, and carried at amortized cost in the balance sheet. Because the investments are to be held to maturity, the investments are only written down to their fair value if the investments have a rating of as low as six by the National Association of Insurance Commissioners (NAIC), which rating is equivalent to a C or lower rating by Moody's or Standard & Poor's.

•
Discuss in detail, the information you considered in reaching the conclusion that the impairments within the “industrial, miscellaneous and all other” category within equity securities are not other than temporary.

Response:

On a quarterly basis, the Company reviews its investment in industrial, miscellaneous and all other equity securities that are in a loss position.  The review involves an analysis of the securities in relation to historical values, price earnings ratios, projected earnings and revenue growth rates. Based on the analysis, a determination is made whether a security will likely recover from the loss position within a reasonable period of time. If it is unlikely that the investment will recover from the loss position, the loss is considered to be other than temporary, the security is written down to the impaired value and an impairment loss is recognized.

•	Disclose the number of investment positions that are in an unrealized loss position;
•	Disclose the severity and duration of the impairment(s); and
•	Disclose any other information you considered relevant in reaching your conclusion that the above investments were not other than temporarily impaired.
•	Provide us with your proposed disclosures. Refer to paragraph 17b of FSP115-1/124-1.

The following are the proposed disclosures related to paragraph 17b and other requirements of FSP115-1/124-1:

November 6, 2008

___________________________

Fixed Maturity Securities

The following tables summarize unrealized losses on fixed-maturities securities, which are carried at amortized cost, at December 31, 2007 and 2006. The unrealized losses were primarily related to interest rate fluctuations or spread-widening, and mortgage and other asset-backed securities. The tables set forth unrealized losses by duration and number of investment positions, together with the fair value of the related fixed-maturity securities:

	Unrealized		Unrealized
	Losses for		Losses for
	Less than	No. of	More than	No. of	Total
	Twelve	Investment	Twelve	Investment	Unrealized
	Months	Positions	Months	Positions	Loss
At December 31, 2007
Interest rate or spread widening	$1,682,779	66	$1,169,203	71	$2,851,982
Mortgage and other asset-backed securities	176,709	5	293,678	9	470,387
Total unrealized losses	$1,859,488	71	$1,462,881	80	$3,322,369
Fair Value	$28,688,080		$27,653,726		$56,341,806

At December 31, 2006
Interest rate or spread widening	$365,512	82	$466,096	37	$831,608
Mortgage and other asset-backed securities	20,563	2	310,921	10	331,484
Total unrealized losses	$386,075	84	$777,017	47	$1,163,092
Fair Value	$28,690,897		$23,549,487		$52,240,384

As of December 31, 2007, the average market value of the related fixed maturities was 94.4% of amortized cost compared to 97.8% of amortized cost as of December 31, 2006.  No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2007.

Equity Securities

The following tables summarize unrealized losses on equity securities, which were carried at estimated fair value based on quoted trading prices at December 31, 2007 and 2006.  The unrealized losses were primarily the result of decreases in market value due to overall equity market declines. The tables set forth unrealized losses by duration and number of investment positions, together with the fair value of the related equity securities available for sale:

November 6, 2008

___________________________

	Unrealized		Unrealized
	Losses for		Losses for
	Less than	No. of	More than	No. of	Total
	Twelve	Investment	Twelve	Investment	Unrealized
	Months	Positions	Months	Positions	Losses
At December 31, 2007
Non-redeemable preferred stock	$-		$3,632	2	$3,632
Public utilities	2,870	1	10,757	1	13,627
Banks, trusts and insurance companies	21,662	1	-		21,662
Industrial, miscellaneous and all other	80,333	6	407,264	5	487,597
Total unrealized losses	$104,865	8	$421,653	8	$526,518
Fair Value	$494,728		$85,453		$580,181

At December 31, 2006
Non-redeemable preferred stock	$-		$2,718	2	$2,718
Public utilities	-		10,557	1	10,557
Banks, trusts and insurance companies	-		21,265	1	21,265
Industrial, miscellaneous and all other	304	1	434,786	8	435,090
Total unrealized losses	$304	1	$469,326	12	$469,630
Fair Value	$22,238		$123,739		$145,977

As of December 31, 2007, the average market value of the related equity securities available for sale was 52.4% of the original investment compared to 23.7% of the original investment as of December 31, 2006.   The intent of the Company was to retain equity securities for a period of time sufficient to allow for the recovery in fair value.  However, the Company may sell equity securities during a period in which the fair value has declined below the amount of the original investment. In certain situations new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security.  No other-than-temporary impairment loss on equity securities was determined to exist as of December 31, 2007.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Management’s Discussion and Analysis
Mortgage Operations, page 17

4.
We have reviewed your response to prior comment nine from our letter dated September 25, 2008.  Please provide us with the following additional information to help us better understand the loan sale, repurchase and transfer transactions:

•	Tell us the date the loans were originally sold and provide us with a thorough analysis of how the sales met the criteria for sale accounting in paragraph 9 of SFAS 140;
•	Tell us the date of the repurchase;
•	Tell us the date of the transfer from the held for sale to held for investment category;
•	Tell us when you determined the third party investors were not able to settle the loans sold to them;
•	Tell us whether you received, or whether the third party investor received, income on the loans during the time period between the sale and repurchase;

November 6, 2008

___________________________

•	Tell us how you determined the fair value of the loans when they were sold, repurchased and transferred; and
•	Provide us with the journal entries you recorded for the sale, repurchase and transfer.

Response:

As stated in our response to Comment 7 in the September 25, 2008 comment letter, for mortgage loans sold to third-party investors, mortgage fee income and related expenses are recognized at the time the mortgage loans meet the sales criteria for financial assets, which criteria are as follows:  (1) the transferred assets have been isolated from the Company and its creditors, (2) the transferee has the right to pledge or exchange the mortgage loans, and (3) the Company does not maintain effective control over the transferred mortgage loans. All rights and title to the mortgage loans are assigned to unrelated third-party investors, such as Countrywide Bank or Well Fargo Home Mortgage, including any investor commitments for these loans prior to their purchasing these loans under the purchase commitments. These loans are sold without recourse to the Company. Under related agreements, repurchase may be required in the event of fraud in the loan application process by others or due to errors in the underwriting process.  Based on this analysis, the Company believes that the sales of the mortgage loans met the criteria for sale accounting in paragraph 9 of SFAS 140.

The following table identifies the long-term residential mortgage loans, the dates the loans were originally sold, the dates the loans were repurchased, which is within a few days of the date the Company was notified that the investor was not going to settle the loan, and the dates the loans should have been transferred from “Mortgage Loans Sold to Investors” to “Mortgage Loans on Real Estate” (held-for-investment):
				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000359018	1/3/2007	$ 80,618	5/25/2007	5/25/2007
0000353101	1/8/2007	336,179	4/5/2007	4/5/2007
0000359820	1/8/2007	97,266	7/5/2007	7/5/2007
0000358565	1/10/2007	98,024	4/6/2007	4/6/2007
0000361386	1/24/2007	272,520	4/19/2007	4/19/2007
0000361909	1/26/2007	118,526	4/18/2007	4/18/2007
0000362032	1/26/2007	221,139	5/25/2007	5/25/2007
0000360538	2/1/2007	151,384	7/5/2007	7/5/2007
0000364462	2/14/2007	176,512	4/19/2007	4/19/2007
0000364111	2/16/2007	140,230	4/19/2007	4/19/2007
0000365108	2/22/2007	228,779	7/5/2007	7/5/2007
0000363101	2/28/2007	343,754	5/16/2007	5/16/2007
0000363543	3/1/2007	229,188	5/16/2007	5/16/2007
0000363163	3/2/2007	283,182	5/25/2007	5/25/2007
0000367001	3/6/2007	413,528	7/5/2007	7/5/2007
0000366253	3/13/2007	165,249	7/18/2007	7/18/2007
0000367878	3/19/2007	94,479	7/23/2007	7/23/2007
0000368126	3/22/2007	76,734	6/8/2007	6/8/2007

November 6, 2008

___________________________

				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000368489	3/22/2007	$ 93,720	7/5/2007	7/5/2007
0000369548	3/22/2007	223,105	7/18/2007	7/18/2007
0000369672	4/2/2007	407,882	7/18/2007	7/18/2007
0000371402	4/5/2007	139,194	4/5/2007	4/5/2007
0000371240	4/5/2007	212,093	4/5/2007	4/5/2007
0000370997	4/17/2007	114,759	7/25/2007	7/25/2007
0000372876	4/20/2007	260,916	8/3/2007	8/3/2007
0000371498	4/26/2007	426,805	7/25/2007	7/25/2007
0000373859	5/3/2007	262,122	7/25/2007	7/25/2007
0000373738	5/3/2007	260,564	7/25/2007	7/25/2007
0000373805	5/3/2007	324,505	8/3/2007	8/3/2007
0000372868	5/4/2007	161,550	8/15/2007	8/15/2007
0000377442	5/10/2007	292,355	5/10/2007	5/10/2007
0000376305	5/21/2007	245,272	8/15/2007	8/15/2007
0000378002	5/22/2007	298,889	7/23/2007	7/23/2007
0000374865	5/23/2007	528,019	5/23/2007	5/23/2007
0000373779	5/25/2007	404,022	7/23/2007	7/23/2007
0000379701	5/30/2007	395,096	8/17/2007	8/17/2007
0000376921	5/31/2007	359,532	5/29/2007	5/29/2007
0000379859	5/31/2007	96,415	7/23/2007	7/23/2007
0000377932	6/1/2007	174,760	8/16/2007	8/16/2007
0000378701	6/5/2007	874,890	7/24/2007	7/24/2007
0000377762	6/6/2007	320,170	8/15/2007	8/15/2007
0000378301	6/6/2007	545,500	8/17/2007	8/17/2007
0000379200	6/6/2007	175,922	8/17/2007	8/17/2007
0000378219	6/8/2007	700,898	6/8/2007	6/8/2007
0000380975	6/11/2007	232,393	7/23/2007	7/23/2007
0000378523	6/15/2007	234,502	8/16/2007	8/16/2007
0000378492	6/19/2007	434,552	8/15/2007	8/15/2007
0000380891	6/28/2007	210,581	8/24/2007	8/24/2007
0000383783	6/28/2007	276,201	9/5/2007	9/5/2007
0000383111	6/29/2007	450,297	10/15/2007	10/15/2007
0000384760	7/5/2007	59,556	9/7/2007	9/7/2007	Second mortgage
0000384048	7/6/2007	67,345	10/2/2007	10/2/2007
0000383321	7/6/2007	87,273	9/7/2007	9/7/2007	Second mortgage
0000384014	7/6/2007	121,398	9/7/2007	9/7/2007	Second mortgage
0000384301	7/12/2007	89,339	11/2/2007	11/2/2007

November 6, 2008

___________________________

				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000386724	7/13/2007	$ 367,577	10/23/2007	10/23/2007
0000384842	7/18/2007	91,326	9/7/2007	9/7/2007	Second mortgage
0000383794	7/20/2007	12,711	9/7/2007	9/7/2007	Second mortgage
0000384918	7/20/2007	69,096	9/7/2007	9/7/2007	Second mortgage
0000384902	7/23/2007	275,615	8/8/2007	8/8/2007
0000383208	7/23/2007	288,808	10/2/2007	10/2/2007
0000380779	7/23/2007	32,612	11/2/2007	11/2/2007
0000387455	7/23/2007	148,091	9/7/2007	9/7/2007	Second mortgage
0000386316	7/27/2007	76,040	1/10/2008	1/10/2008
0000387760	7/27/2007	52,415	9/7/2007	9/7/2007	Second mortgage
0000387513	7/30/2007	321,637	11/8/2007	11/8/2007
0000386848	7/30/2007	23,552	9/7/2007	9/7/2007	Second mortgage
0000388152	7/30/2007	45,805	9/7/2007	9/7/2007	Second mortgage
0000388498	7/31/2007	377,907	11/6/2007	11/6/2007
0000383602	7/31/2007	518,174	11/8/2007	11/8/2007
0000386780	7/31/2007	110,480	9/7/2007	9/7/2007	Second mortgage
0000388472	7/31/2007	33,492	9/7/2007	9/7/2007	Second mortgage
0000386048	7/31/2007	133,116	9/7/2007	9/7/2007	Second mortgage
0000388621	7/31/2007	101,723	9/7/2007	9/7/2007	Second mortgage
0000388419	7/31/2007	172,853	9/7/2007	9/7/2007	Second mortgage
0000383603	7/31/2007	63,680	9/7/2007	9/7/2007	Second mortgage
0000386202	8/2/2007	291,258	9/12/2007	9/12/2007
0000386108	8/2/2007	183,349	9/12/2007	9/12/2007
0000387770	8/2/2007	142,583	9/24/2007	9/24/2007
0000387432	8/2/2007	149,738	10/9/2007	10/9/2007
0000387785	8/2/2007	59,554	10/15/2007	10/15/2007
0000385514	8/3/2007	107,018	11/2/2007	11/2/2007
0000386886	8/3/2007	190,418	11/6/2007	11/6/2007
0000388616	8/3/2007	146,115	11/6/2007	11/6/2007
0000383933	8/3/2007	141,977	11/8/2007	11/8/2007
0000389017	8/3/2007	24,313	9/7/2007	9/7/2007	Second mortgage
0000388687	8/3/2007	47,523	9/7/2007	9/7/2007	Second mortgage
0000385541	8/3/2007	82,294	9/7/2007	9/7/2007	Second mortgage
0000384348	8/6/2007	163,561	11/6/2007	11/6/2007
0000387151	8/8/2007	186,961	11/6/2007	11/6/2007
0000380328	8/8/2007	730,330	11/8/2007	11/8/2007
0000389674	8/8/2007	45,424	9/7/2007	9/7/2007	Second mortgage

November 6, 2008

___________________________

				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000383148	8/8/2007	$ 124,616	9/7/2007	9/7/2007	Second mortgage
0000383141	8/10/2007	498,008	11/6/2007	11/6/2007
0000389295	8/10/2007	211,963	11/6/2007	11/6/2007
0000388263	8/10/2007	184,244	11/6/2007	11/6/2007
0000388413	8/10/2007	51,402	9/7/2007	9/7/2007	Second mortgage
0000389373	8/10/2007	50,438	9/7/2007	9/7/2007	Second mortgage
0000390584	8/10/2007	20,728	9/7/2007	9/7/2007	Second mortgage
0000387861	8/13/2007	64,435	9/7/2007	9/7/2007	Second mortgage
0000390568	8/15/2007	180,303	11/6/2007	11/6/2007
0000387977	8/16/2007	448,085	11/6/2007	11/6/2007
0000391441	8/17/2007	35,183	9/7/2007	9/7/2007	Second mortgage
0000389620	8/20/2007	48,660	9/7/2007	9/7/2007	Second mortgage
0000392712	8/22/2007	90,105	9/7/2007	9/7/2007	Second mortgage
0000391266	8/23/2007	285,985	2/6/2008	2/6/2008
0000389032	8/23/2007	388,488	3/22/2008	3/22/2008
0000389795	8/23/2007	116,754	9/7/2007	9/7/2007	Second mortgage
0000390829	8/27/2007	61,284	9/7/2007	9/7/2007	Second mortgage
0000389080	8/27/2007	58,159	9/7/2007	9/7/2007	Second mortgage
0000388125	8/28/2007	163,487	10/18/2007	10/18/2007
0000391848	8/28/2007	279,006	1/10/2008	1/10/2008
0000388411	8/30/2007	105,766	11/6/2007	11/6/2007
0000393413	8/31/2007	61,416	10/23/2007	10/23/2007
0000391526	8/31/2007	170,101	11/6/2007	11/6/2007
0000390635	8/31/2007	488,577	11/6/2007	11/6/2007
0000392717	8/31/2007	76,395	11/6/2007	11/6/2007
0000392283	8/31/2007	291,486	11/6/2007	11/6/2007
0000393295	8/31/2007	213,907	2/6/2008	2/6/2008
0000386777	8/31/2007	284,456	3/22/2008	3/22/2008
0000390339	8/31/2007	50,432	9/7/2007	9/7/2007	Second mortgage
0000391531	8/31/2007	20,993	9/7/2007	9/7/2007	Second mortgage
0000392734	9/6/2007	16,450	9/7/2007	9/7/2007	Second mortgage
0000393755	9/14/2007	307,655	11/6/2007	11/6/2007
0000397794	9/28/2007	490,469	11/6/2007	11/6/2007
0000394599	10/3/2007	34,484	2/6/2008	2/6/2008
0000398973	10/12/2007	193,848	1/30/2008	1/30/2008
0000397237	10/18/2007	229,819	10/26/2007	10/26/2007
0000397546	10/18/2007	290,205	2/6/2008	2/6/2008

November 6, 2008

___________________________

				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000397836	10/29/2007	$ 249,140	1/17/2008	1/17/2008
0000401347	11/1/2007	285,493	2/6/2008	2/6/2008
0000400563	11/2/2007	178,995	3/3/2008	3/3/2008
0000399618	11/2/2007	380,195	3/3/2008	3/3/2008
0000401874	11/2/2007	333,152	3/3/2008	3/3/2008
0000401129	11/7/2007	185,702	1/17/2008	1/17/2008
0000398717	11/7/2007	144,115	3/3/2008	3/3/2008
0000402579	11/8/2007	76,192	3/3/2008	3/3/2008
0000401965	11/15/2007	115,918	1/17/2008	1/17/2008
0000401640	11/19/2007	211,187	1/17/2008	1/17/2008
0000403657	11/19/2007	126,225	3/22/2008	3/22/2008
0000403623	11/19/2007	93,729	3/22/2008	3/22/2008
0000402731	11/19/2007	312,154	3/22/2008	3/22/2008
0000392356	11/28/2007	64,205	2/6/2008	2/6/2008
0000403834	12/3/2007	177,994	2/15/2008	2/15/2008
0000405179	12/3/2007	63,509	3/22/2008	3/22/2008
0000404076	12/3/2007	272,738	3/22/2008	3/22/2008
0000405156	12/3/2007	300,564	3/22/2008	3/22/2008
0000403313	12/3/2007	231,169	3/22/2008	3/22/2008
0000404161	12/3/2007	414,833	3/22/2008	3/22/2008
0000403460	12/3/2007	269,530	3/22/2008	3/22/2008
0000406217	12/3/2007	367,155	3/22/2008	3/22/2008
0000398830	12/3/2007	265,824	4/5/2008	4/5/2008
0000399498	12/5/2007	133,408	4/5/2008	4/5/2008
0000402910	12/7/2007	84,303	3/22/2008	3/22/2008
0000404475	12/7/2007	104,584	3/22/2008	3/22/2008
0000405718	12/10/2007	403,441	4/2/2008	4/2/2008
0000401355	12/13/2007	198,604	4/2/2008	4/2/2008
0000403433	12/21/2007	60,372	3/6/2008	3/6/2008
0000404292	12/21/2007	561,902	4/14/2008	4/14/2008
0000406046	12/31/2007	355,669	4/2/2008	4/2/2008
0000407797	12/31/2007	419,647	4/14/2008	4/14/2008
0000408472	12/31/2007	271,094	4/14/2008	4/14/2008
0000407451	1/3/2008	101,156	3/6/2008	3/6/2008
0000405587	1/3/2008	88,655	5/2/2008	5/2/2008
0000409219	1/10/2008	256,620	5/7/2008	5/7/2008
0000410311	1/17/2008	101,733	5/2/2008	5/2/2008

November 6, 2008

___________________________

				Date
				Transferred
	Date	Loan		to Mortgage
	Originally	Principal	Date	Loans Held
Loan No.	Sold	Amount	Repurchased	for Investment	Comment
0000405832	1/17/2008	$ 286,063	5/2/2008	5/2/2008
0000409945	1/17/2008	153,398	5/2/2008	5/2/2008
0000411123	1/17/2008	359,280	5/7/2008	5/7/2008
0000410513	1/17/2008	295,687	5/7/2008	5/7/2008
0000408350	1/25/2008	148,812	5/2/2008	5/2/2008

		$36,290,743

Generally, the Company received notices within six months from third-party investors that they were not going to settle loans the Company had sold to them. As the demand for mortgage loans declined in the secondary mortgage market, the Company began receiving notices from investors within a shorter time period. The Company determined that the third-party investors were not able to settle the loans sold to them on the dates that the Company was required to repurchase the unsettled loans. The Company repurchased the loans pursuant to the loan purchase agreements with the warehouse banks.

The second mortgage loans listed in the table above were funded by the Company and sold to third-party investors.  As a result, the dates on which the investors notified the Company that they would not be settling the second mortgage loans were not well documented in the Company’s records.  However, the dates have been estimated for purpose of preparing the above table based upon information available to management and the time period when the demand declined in the secondary mortgage market.

The financial statements reflect that the transfer of the mortgage loans from “Mortgage Loans Sold to Investors” to “Mortgage Loans on Real Estate” occurred during June 2008. The misclassification at December 31, 2007 of the loans repurchased in 2007 as “Mortgage Loans Sold to Investors” did not have any effect on the carrying amount of those loans since they were repurchased at par. Therefore, management does not believe that restatement of the December 31, 2007 financial statements for the reclassification of the loans repurchased to “Mortgage Loans on Real Estate” is necessary. The loan sale revenue recorded on the sale of the mortgage loans was reversed on the date the loans were repurchased and, as a result, the adjustment to revenue was recorded in the correct period.

As standard in the industry, the Company received payments on the mortgage loans during the time period between the sale date and the settlement or repurchase date. At the same time the Company paid interest to warehouse banks pursuant to the loan purchase agreements.

At the time the loans were sold to third-party investors, fair value was determined by the unexpired lock commitments to purchase the loans by investors. At the time of repurchase and transfer, the loans were determined to be held for investment and fair value of the loans was determined to be the unpaid principal balances adjusted for chargeoffs, the related allowance for loan losses, and net deferred fees or costs on originated loans.

November 6, 2008

___________________________

The following example illustrates the typical flow of transactions relating to originating and selling mortgage loans. The example presents the basic funding transactions and omits various loan origination costs. A warehouse bank will typically fund an agreed-upon amount of the mortgage loans, which vary by warehouse bank. The warehouse bank is technically the initial purchaser of mortgage loans under the terms of a loan purchase agreement between the warehouse bank and the Company until such time as the loans are settled (and purchased) by the investor under a loan purchase commitment between the investor and the Company. The following illustrates a $100,000 hypothetical mortgage loan that is funded at 96%, or $96,000, by a warehouse bank. The remaining $4,000 to fund the loan and $2,000 to pay the broker commission expense, less $500 of loan origination revenue, or a net amount of $5,500, is funded by the Company. The mortgage fee income related to loan sales revenue is typically equal to the amount the Company pays to a broker for commission expense, or $2,000 in this example. The journal entry at the date the loan is closed is as follows:

Mortgage loans sold to investors	$5,500
Commission expense	2,000
Origination fee receivable	500
Cash		$5,500
Mortgage fee income – loan sales revenue		2,000
Mortgage fee income – origination fee revenue		500

Under the terms of the loan purchase commitment agreement, the third-party investor is committed to purchase the loan at a fixed price, which is 102%, or $102,000 in this example. However, the Company is able to earn additional revenue if it is able to meet certain criteria, such as delivering the loan documentation in a certain amount of time or preparing and submitting the loan documentation without error. This additional revenue is recorded at the time of settlement. In this example, the Company was able to meet the specified criteria and received an additional 0.5%, or $500, of incentive revenue. At the time of settlement, the investor thus paid 102.5% of the par value of the loan, or $102,500, to the warehouse bank. The warehouse bank retained $96,000 thereof and paid $6,500 to the Company. The Company recognized an additional $500 of revenue when the loan was settled. The journal entry at the time of settlement with the investor is as follows:

Cash	$6,500
Mortgage loans sold to investors		$5,500
Mortgage fee income – loan sales revenue		500
Origination fee receivable		500

If the loan is not settled by the investor, the Company repurchases the loan from the warehouse bank for 96% of the loan face amount, or $96,000. The Company recognizes the loss on the failure to settle the loan by reversing the loan sales revenue and recognizes the mortgage loan as an investment at its fair value on the date repurchased, which in this example is the par value of the loan. The journal entry to record the repurchase of the mortgage loan for investment purposes is as follows:

Mortgage loans on real estate	$100,000
Mortgage fee income – loan sales revenue	2,000
Cash		$96,000
Mortgage loans sold to investors		5,500
Origination fee receivable		500

At the various dates as shown in the above tables, the Company repurchased mortgage loans from the warehouse banks that did not settle, recorded the mortgage loans repurchased as an increase to “Mortgage Loans Sold to Investors” and recognized the losses by reversing the loan sales revenue as shown in the above journal entries. On June 30, 2008, the Company transferred the mortgage loans repurchased from “Mortgage Loans Sold to Investors” to its investment account, “Mortgage Loans on Real Estate” with the following journal entry:

Mortgage loans on real estate	$36,290,743
Mortgage loans sold to investors		$36,290,743

November 6, 2008

___________________________

5.
You state that the $36,291,000 of mortgage loans not sold to investors was included in the line item mortgage loans made within cash used in investing activities.  Based on your response, it appears that no cash was exchanged with third party investors to repurchase the loans.  Please tell us your basis for including this amount within cash used in investing activities, rather non-cash investing activities.  Refer to paragraph 32 of SFAS 95.

Response:

Upon further review, management has revised its response relating to the cash flows on the mortgage loans repurchased. As discussed in Response 4, a significant number and amount of the mortgage loans repurchased were sold to investors and repurchased during the year ended December 31, 2007, others were sold during 2007 and repurchased during 2008, and a few additional loans were sold and repurchased during the six months ended June 30, 2008.

For the mortgage loans sold and repurchased during 2007 in the amount of $24,740,179, the transfer to “Mortgage Loans on Real Estate” on June 30, 2008 was a non-cash investing activity. For the remaining mortgage loans sold during 2007 or 2008 and repurchased during 2008, the $11,550,564 paid during 2008 to repurchase the mortgage loans was an investing use of cash during 2008. The Company intends to modify its statement of cash flows for the nine months ended September 30, 2008 to properly disclose the mortgage loans repurchased during 2007 and transferred during 2008 as non-cash investing activities.

In connection with the Company’s responses to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801)264-1060 or (801)287-8171.

Very truly yours,

/s/ Stephen M. Sill
Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer